ROYAL BANK OF CANADA TO REPURCHASE
UP TO 25 MILLION COMMON SHARES

TORONTO, June 18, 2004 — Royal Bank of Canada (RY: TSX) today announced the launch of its normal course issuer bid to purchase, for cancellation, up to 25 million of its common shares through the facilities of the Toronto Stock Exchange.

     The purchase of common shares under the normal course issuer bid will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value.

     The shares that may be repurchased represent approximately 3.8% of the bank’s outstanding common shares. As of June 16, 2004, there were 651,082,641 common shares of the bank outstanding.

     Purchases under the normal course issuer bid may commence on June 24, 2004, and continue for a period of one year. The amount and timing of any such purchases will be determined by the bank.

     As of June 16, 2004, the bank had purchased 13,702,100 common shares at an average price of $60.62 under the bank’s current normal course issuer bid, which will expire on June 23, 2004.

Media contact:
Beja Rodeck, Media Relations, Toronto, (416) 974-5506

Investor contact:
Nabanita Merchant, Investor Relations, Toronto, (416) 955-7803